UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Susan Ph.D., M.D. Alpert
   c/o C. R. Bard, Inc.
730 Central Avenue
   NJ, Murray Hill 07974
2. Issuer Name and Ticker or Trading Symbol
   C. R. Bard, Inc. (BCR)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President - Regulatory Sciences
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |      |    |                  |   |           |261                |D     |                           |
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*Common Stock                |      |    |                  |   |           |255 1              |I     |401(K) Plan                |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Option (Right to Buy) 2 |54.435  |3/1/ |A   |10000      |A  |3    |03/01|Common Stock|10000  |       |10000       |D  |            |
                        |        |2002 |    |           |   |     |/2012|            |       |       |            |   |            |
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Option (Right to Buy) 2 |52.025  |7/10/|A   |5100       |A  |4    |07/10|Common Stock|5100   |       |5100        |D  |            |
                        |        | 2002|    |           |   |     |/2012|            |       |       |            |   |            |
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
Explanation of Responses:
1. Includes purchases of 114 shares in 2002 under the Employees Retirement Savings Plan.
2. Performance options granted under 1993 Long Term Incentive Plan of C. R. Bard, Inc. Also granted in tandem with these options are Limited Stock Appreciation Rights which can only be exercised upon a "Change of Control" as defined in the Plan.
3. Options vest in accordance with schedule upon achievement of certain performance criteria or fully vest in seven years.
4. Options vest in accordance with schedule upon achievement of certain performance criteria or fully vest in five years.
SIGNATURE OF REPORTING PERSON
Susan Ph.D., M.D. Alpert
Attorney-in-Fact